Exhibit 99.1

CyberArk Announces First Quarter 2020 Results
Total revenue of $106.8 million
GAAP operating income of $2.6 million and non-GAAP operating income of $21.5 million
CyberArk Acquires Identity as a Service Provider, IDaptive

Newton, Mass. and Petach Tikva, Israel – May 13, 2020– CyberArk, (NASDAQ: CYBR), the global leader in privileged access management, today announced financial results for the first quarter ended March 31, 2020.

“The health and well-being of our global community of employees, customers and partners continues to be our first priority,” said Udi Mokady, CyberArk Chairman and CEO.  “We were pleased to deliver results in line with or exceeding all guided metrics for the first quarter.  Privileged Access Management (PAM) is even more critical today with attackers exploiting the sudden and dramatic change in enterprise IT created by remote work environments.  In this higher threat environment, our level of engagement with customers has increased as they look to better secure their extended enterprise by expanding their PAM programs. Given our leadership position in PAM, our team’s extensive experience during prior market downturns as well as our ongoing commitment to innovation and customer satisfaction, we believe that we will emerge from the COVID-19 pandemic stronger than before.  We are also pleased with today’s acquisition of Idaptive, which positions us as the only modern identity security platform, adds another SaaS offering to our portfolio, and expands our Total Addressable Market.”

“Given the weakened economic environment due to Covid-19, we expect customers to make more cautious purchasing decisions which will impact our revenue and cash flow from operations in the near term,” stated Josh Siegel, CyberArk Chief Financial Officer.  “We believe deal close rates, particularly for new business and in certain verticals, will be less predictable and have therefore decided to withdraw our full year 2020 guidance.  We continue to believe in the long-term growth opportunity given that Privileged Access Management is a priority for customers.  The management team remains focused on delivering growth and profitability in 2020. As we monitor COVID-19 developments, our current plan is to manage expenses for the full year to better align with our top line, but also make disciplined investments and hire for key roles.  We believe this approach will allow CyberArk to navigate through the current environment and prepare the Company for accelerated growth when the business environment stabilizes.”

Financial Highlights for the First Quarter Ended March 31, 2020

Revenue:

•	Total revenue was $106.8 million, up 11% compared with the first quarter of 2019.

•	License revenue was $51.7 million, up from $51.3 million in the first quarter of 2019.

•	Maintenance and professional services revenue was $55.2 million, compared to $44.7 million in the first quarter of 2019.

Operating Income:

•	GAAP operating income was $2.6 million, compared to $13.6 million in the first quarter of 2019. Non-GAAP operating income was $21.5 million, compared to $25.5 million in the first quarter of 2019.
Net Income:

•
GAAP net income was $2.4 million, or $0.06 per diluted share, compared to GAAP net income of $13.7 million, or $0.36 per diluted share, in the first quarter of 2019. Non-GAAP net income was $19.6 million, or $0.50 per diluted share, compared to $21.5 million, or $0.56 per diluted share, in the first quarter of 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months ended March 31, 2020 and 2019. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Net Cash Provided by Operating Activities:

•
As of March 31, 2020, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares with $509.7 million in cash, cash equivalents, marketable securities and short-term deposits as of March 31, 2019.

•	As of March 31, 2020, total deferred revenue was $210.7 million, a 23% increase from $171.1 million at March 31, 2019.
•	During the first quarter of 2020, the Company generated $33.8 million in net cash provided by operating activities, compared to $45.9 million in the first quarter of 2019.
CyberArk Acquires IDaptive Holdings, Inc

•
In a separate announcement, CyberArk announced the acquisition of Idaptive, a leading Identity as a Service (IDaaS) provider.  Together, CyberArk and Idaptive will deliver the industry’s only modern identity platform with a security-first approach.

CyberArk’s COVID-19 Response: Business Operations

As the COVID-19 situation evolved, CyberArk quickly took action to protect its community of employees, customers and partners and is continually evolving its COVID-19 response plan.  To date, following actions have been taken:

•
Created an executive level task force to respond to the situation and monitor guidance from the World Health Organization, CDC as well as local authorities to shape the Company’s policies and guidelines.

•	Closed offices and enabled all employees to work securely from home.
•	Transitioned sales and marketing to focus on virtual and digital programs.
•	Restricted non-essential business travel.

CyberArk’s COVID-19 Response: Customers, Partners and Community

•
Transitioned support and service staff to be available from remote locations 24 hours a day, 7 days a week to help our customers and partners implement business continuity strategies in response to the COVID-19 pandemic.

•	Converted the Company’s major customer events in the U.S. and Europe to a global virtual program.
•	Adjusted our Security Services organization to deliver all services remotely.
•	Offered CyberArk Alero to customers at no cost into June. Alero enables remote employees and contractors to securely access CyberArk.
•	Published research from CyberArk Labs communicating information about how attackers are capitalizing on the disruptions caused by COVID-19.
•	Donated to local charities to help support COVID-19 response efforts.
Business Outlook

Based on information available as of May 13, 2020, CyberArk is issuing guidance as indicated below:

Second Quarter 2020:

•	Total revenue between $95.0 million and $105.0 million.
•	Non-GAAP operating income between $7.0 million and $16.0 million, which includes expenses from the acquisition of Idaptive.
•	Non-GAAP net income per share between $0.17 and $0.35 per diluted share, which includes expenses from the acquisition of Idaptive.
o	Assumes 39.4 million weighted average diluted shares.

Full Year 2020:

Given the uncertainty created by the COVID-19 pandemic as well as its impact on the overall economy, our business, our customers and our partners, we are withdrawing our full year 2020 guidance for total revenue, non-GAAP operating income, and non-GAAP earnings per share that we provided on February 12, 2020.

Conference Call Information

CyberArk will host a conference call today, Wednesday, May 13, 2020 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s first quarter financial results and its business outlook. To access this call, dial +1 877-823-7693 (U.S.) or +1 647-689-4543 (international).  The conference ID is 1148659. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the Company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 800-585-8367 (U.S.) or +1 416-621-4642 (international). The replay pass code is 1148659. An archived webcast of the conference call will also be available in the “Investor Relations” section of the Company’s website at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across cloud and hybrid environments, and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The Company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The Company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2020 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.
•	Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.
•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs and the tax effect of non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity, which may have a material impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to any impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the drivers of the Company’s growth may change; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system; the Company’s ability to hire qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2019	2020

Revenues:
License	$51,284	$51,656
Maintenance and professional services	44,651	55,170

Total revenues	95,935	106,826

Cost of revenues:
License	2,588	2,235
Maintenance and professional services	10,979	14,850

Total cost of revenues	13,567	17,085

Gross profit	82,368	89,741

Operating expenses:
Research and development	16,331	21,285
Sales and marketing	41,505	51,196
General and administrative	10,905	14,689

Total operating expenses	68,741	87,170

Operating income	13,627	2,571

Financial income (expenses), net	1,421	(736)

Income before taxes on income	15,048	1,835

Tax benefit (taxes on income)	(1,371)	551

Net income	$13,677	$2,386

Basic net income per ordinary share	$0.37	$0.06
Diluted net income per ordinary share	$0.36	$0.06

Shares used in computing net income
per ordinary shares, basic	37,046,472	38,222,867
Shares used in computing net income
per ordinary shares, diluted	38,440,461	39,309,750

Share-based Compensation Expense:

	Three Months Ended
	March 31,
	2019	2020

Cost of revenues	$957	$1,803
Research and development	2,307	3,021
Sales and marketing	3,685	6,400
General and administrative	3,303	5,084

Total share-based compensation expense	$10,252	$16,308

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792,363	$812,667
Short-term bank deposits	140,067	152,631
Marketable securities	132,412	124,517
Trade receivables	72,953	51,970
Prepaid expenses and other current assets	8,406	11,943

Total current assets	1,146,201	1,153,728

LONG-TERM ASSETS:
Marketable securities	54,408	65,706
Property and equipment, net	16,472	16,427
Intangible assets, net	9,143	8,110
Goodwill	82,400	82,400
Other long-term assets	72,091	78,970
Deferred tax asset	24,451	24,863

Total long-term assets	258,965	276,476

TOTAL ASSETS	$1,405,166	$1,430,204

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,675	$6,172
Employees and payroll accruals	41,345	26,384
Accrued expenses and other current liabilities	27,132	21,672
Deferred revenues	118,519	130,400

Total current liabilities	192,671	184,628

LONG-TERM LIABILITIES:
Convertible senior notes, net	485,119	489,359
Deferred revenues	71,836	80,253
Other long-term liabilities	31,408	28,646

Total long-term liabilities	588,363	598,258

TOTAL LIABILITIES	781,034	782,886

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	99	99
Additional paid-in capital	396,437	418,036
Accumulated other comprehensive income	818	19
Retained earnings	226,778	229,164

Total shareholders' equity	624,132	647,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,405,166	$1,430,204

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2019	2020

Cash flows from operating activities:
Net income	$13,677	$2,386
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,778	2,479
Amortization of premium and accretion of discount on marketable securities, net	(10)	(80)
Share-based compensation	10,252	16,308
Deferred income taxes, net	(1,311)	(2,516)
Decrease in trade receivables	13,914	20,983
Amortization of debt discount and issuance costs	-	4,240
Increase in prepaid expenses and other current and long-term assets	(5,347)	(8,160)
Increase in trade payables	871	421
Increase in short-term and long-term deferred revenues	21,537	20,298
Decrease in employees and payroll accruals	(11,797)	(14,162)
Increase (decrease) in accrued expenses and other current and long-term liabilities	1,294	(8,371)

Net cash provided by operating activities	45,858	33,826

Cash flows from investing activities:
Investment in short and long term deposits	(2,913)	(12,527)
Investment in marketable securities	(35,768)	(44,921)
Proceeds from maturities of marketable securities	21,651	41,246
Purchase of property and equipment	(2,297)	(1,327)

Net cash used in investing activities	(19,327)	(17,529)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	4,842	(799)
Proceeds from exercise of stock options	9,918	4,806

Net cash provided by financing activities	14,760	4,007

Increase in cash, cash equivalents and restricted cash	41,291	20,304

Cash, cash equivalents and restricted cash at the beginning of the period	$261,883	$792,413

Cash, cash equivalents and restricted cash at the end of the period	$303,174	$812,717

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2019	2020

Gross profit	$82,368	$89,741
Plus:
Share-based compensation - Maintenance & professional services	957	1,803
Amortization of intangible assets - License	1,444	936

Non-GAAP gross profit	$84,769	$92,480

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2019	2020

Operating income	$13,627	$2,571
Plus:
Share-based compensation	10,252	16,308
Amortization of intangible assets - Cost of revenues	1,444	936
Amortization of intangible assets - Sales and marketing	144	113
Acquisition related expenses	-	1,610

Non-GAAP operating income	$25,467	$21,538

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2019	2020

Net income	$13,677	$2,386
Plus:
Share-based compensation	10,252	16,308
Amortization of intangible assets - Cost of revenues	1,444	936
Amortization of intangible assets - Sales and marketing	144	113
Acquisition related expenses	-	1,610
Amortization of debt discount and issuance costs	-	4,240
Taxes on income related to non-GAAP adjustments	(4,046)	(6,012)

Non-GAAP net income	$21,471	$19,581

Non-GAAP net income per share
Basic	$0.58	$0.51
Diluted	$0.56	$0.50

Weighted average number of shares
Basic	37,046,472	38,222,867
Diluted	38,440,461	39,309,750